Rule 424(b)(3)
                                                               File No. 33-42841
                                  EPITOPE, INC.

                         159,130 SHARES OF COMMON STOCK

                             ----------------------



         This prospectus covers up to 159,130 shares of our common stock. The registered shares are issuable upon the exercise of outstanding warrants originally sold in 1991. The registered shares may be offered and sold from time to time, following exercise of outstanding warrants, by selling shareholders identified on page 8 of this prospectus. We will not receive any part of the proceeds from the sale of the registered shares other than the exercise price for the warrants. The selling shareholders will pay underwriting discounts and commissions. We are paying costs of registration.

         For a more detailed description of the manner in which the shares may be sold, you should refer to the section entitled "Plan of Distribution" on page 11.

         Our common stock is traded on the National Market Tier of The Nasdaq Stock Market under the symbol "EPTO." On January 19, 1999, the last reported sale price for our shares was $9.75.



                       -----------------------------------



         INVESTMENT IN THE SHARES OFFERED IN THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE "RISK FACTORS" DESCRIBED BEGINNING ON PAGE 3.

                       -----------------------------------


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             NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
     SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
               ANY CONTRARY REPRESENTATION IS A CRIMINAL OFFENSE.

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                       -----------------------------------


                THE DATE OF THIS PROSPECTUS IS JANUARY 21, 2000.

         You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying supplements. No one has been authorized to provide you with any other information in respect of this offering of shares. You should not assume that the information in this prospectus or any supplement is current as of any date other than the date set forth on the document.



                                TABLE OF CONTENTS

                                                                         PAGE

ABOUT THE COMPANY..........................................................3

RISK FACTORS...............................................................3

SELLING SHAREHOLDERS.......................................................8

PLAN OF DISTRIBUTION......................................................10

WHERE YOU CAN FIND MORE INFORMATION.......................................10

LEGAL MATTERS.............................................................11

EXPERTS...................................................................11


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                                ABOUT THE COMPANY

         We develop, manufacture, and market oral specimen collection devices and diagnostic products primarily for the detection of antibodies to the Human Immunodeficiency Virus (HIV), the cause of AIDS, and for the detection of cocaine and tobacco use. Our lead product is the patented OraSure(R) collection device. OraSure is used as part of an oral specimen diagnostic test. We market the device in the United States and certain foreign countries for use in screening life insurance applicants and for public health use. In 2000, we plan to begin marketing OraSure for drugs-of-abuse testing in collaboration with STC Technologies, Inc., under STC's trademark Intercept Drugs of Abuse.

         The OraSure device consists of a small, treated cotton-fiber pad on a nylon handle that is placed in the patient's mouth for two minutes. The device collects oral mucosal transudate (OMT), a serum-derived fluid that contains higher concentrations of antibodies than saliva, including HIV antibodies in people infected with the virus. As a result, OMT testing is a highly accurate method for detecting HIV infection. Because OraSure uses a noninvasive, needle-free collection method without need for privacy during the collection process, we believe that oral fluid testing has several significant advantages over blood or urine-based tests for both healthcare professionals and patients.

         We have developed and introduced other products, including HIV-1 Western blot and EPIblot(R) confirmatory tests used to confirm positive initial screening tests. The OraSure HIV-1 Western blot confirmatory test kit is used in conjunction with oral-specimen based screening tests, while EPIblot is used in conjunction with blood-based screening tests. The Western blot test kits are distributed worldwide under an exclusive agreement with Organon Teknika Corporation. We are developing a new product called OraQuick(R), a one-step, rapid-format oral specimen test designed to provide results in less than 10 minutes, and are exploring the potential use of our technologies and products for DNA collection and other applications.

         We were incorporated under the laws of the state of Oregon in 1981. Robert D. Thompson joined the company as president in January 2000 to replace John Morgan, who resigned in October 1999. Our principal executive offices and laboratories are located at 8505 S.W. Creekside Place, Beaverton, Oregon 97008 and our telephone number is (503) 641-6115.

                                  RISK FACTORS

         You should consider the following factors, among others discussed in this prospectus or incorporated by reference from our other periodic disclosures with the Securities and Exchange Commission, in making a decision concerning the purchase of shares described in this prospectus.

         WE MAY BE DEPENDENT ON RAISING ADDITIONAL CAPITAL AND MAY FACE DIFFICULTIES RAISING FINANCING.

         We have historically depended to a substantial degree on capital raised through the sale of equity securities to fund our operations and may again have to raise money in the future. Our future liquidity and capital requirements will depend on various factors affecting our business. For instance, if our efforts to develop new products are unsuccessful, or our competitors introduce products that compete successfully with ours, we may need additional funds sooner than expected to continue our operations. Similarly, if we decide that it is necessary to expand our manufacturing capacity, to acquire other businesses, or to make additional investments in sales and marketing, we would likely require additional financing. We may seek to raise funds through the public or private sale of our equity securities, through additional collaborative arrangements, or from other sources. Equity financing may not be available on satisfactory terms or at all. If we were, instead, to enter into collaborative arrangements, such


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arrangements,  if available,  would likely  require us to  relinquish  rights in certain technologies or share product revenues.

         WE HAVE A HISTORY OF LOSSES AND PROSPECTS FOR FUTURE PROFITABILITY ARE UNCERTAIN.

         We have experienced significant operating losses since our incorporation. Our ability to increase revenues and consistently achieve profitability and positive cash flows from operations will depend in substantial part on successful commercialization of our OraSure(R) specimen collection device for HIV and other diseases, for drugs of abuse, and other uses currently under development. In addition, we will likely have to develop new products and other uses for existing products to achieve long-term success. Our development efforts may or may not result in commercially viable products or expanded uses of OraSure. Even if we do develop new products or new uses, we may not obtain required regulatory clearances or approvals. Accordingly, it is not clear that we will be able to achieve profitability in the future. Although we have made significant progress toward controlling our expenses, increasing product revenues and achieving profitability, we have not achieved positive cash flows from our operations.

         OUR ABILITY TO SELL OUR PRODUCTS IN INTERNATIONAL MARKETS MAY BE LIMITED BY CERTAIN OBSTACLES, INCLUDING REGULATORY AND CULTURAL CONSTRAINTS.

         We are devoting significant resources to international sales of our products. In addition to economic and political issues, a number of factors can slow or prevent international sales. In the past, we have had little direct experience with the governmental regulatory agencies in many countries that control sale of our products into those countries. We have experienced extended delays in obtaining approvals to make sales in Argentina and Greece, demonstrating that compliance with foreign regulatory requirements can be difficult and impede international marketing efforts. In addition, we rely on the cooperation of distributors to market our products in foreign countries and to register and provide technical support for the laboratory tests which may be used with OraSure. Problems with our distributor relationships or changes in distributors can interfere with the sales process, particularly in cases in which regulatory approvals or registrations are in the name of the former distributor.

         OUR FUTURE FINANCIAL RESULTS DEPEND ON OUR ABILITY TO DEVELOP PRODUCT DISTRIBUTION CHANNELS AND ARE LARGELY DEPENDENT ON THE EFFORTS OF THIRD PARTIES.

         We have marketed most of our products by collaborating with pharmaceutical and diagnostic companies and distributors. For example, our EPIblot(R) and OraSure HIV-1 Western blot confirmatory tests are distributed through Organon Teknika Corporation, a member of the Akzo Pharma group of Akzo Nobel, N.V. based in the Netherlands. In addition, the OraSure collection device is distributed to the insurance industry through major insurance testing laboratories, and we have entered into an agreement with STC Technologies, Inc. to distribute the OraSure device for drugs-of-abuse testing. Except in the public health market, we do not maintain a substantial sales or marketing force. As a result, our revenues are largely derived from sales of our products within markets in which we are dependent upon the efforts and capabilities of others to market our products. Our partners may or may not have sufficient incentives to sell and market our products, may be subject to financial or other difficulties affecting their distribution ability, or may have other priorities. Our dependence on others may affect our financial results and subject us to fluctuations in sales based on sales and marketing efforts and inventory policies of our key strategic partners.


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


         OUR FINANCIAL SUCCESS WILL DEPEND ON OUR ABILITY TO EXPAND PRODUCT USES AND DEVELOP NEW PRODUCTS.

         Our OraSure collection device is becoming recognized in the insurance and public health markets as reliable and effective. Our long-term strategy is based on continued expansion of existing markets for OraSure, the creation of new markets for OraSure based on new uses, and the development of new products. New products such as OraQuick(R), a one-step, rapid-formula oral specimen testing device, are in various stages of development. We will be required to achieve difficult scientific or technical objectives before the commercial or technological feasibility of our new products can be demonstrated. Our products under development may not perform in accordance with our expectations. Even if they do perform to expectations, there is a risk that required regulatory approvals will not be obtained. Pricing pressures also may make it difficult for us to profitably manufacture, distribute, and sell new and existing products.

         WE FACE PRESSURE FROM THE DEVELOPMENT OF COMPETING PRODUCTS.

         Competition in the medical products business is intense and will likely increase. We believe that the principal competition for OraSure will come from blood-based and urine-based assays, and could also come from other oral-fluid tests. New testing methods could be developed in the future that render our products uneconomical or obsolete. Most of our competitors have significantly greater financial resources than ours and are more experienced in the sales, marketing, and development of medical products. We may experience competitive pressures, particularly with respect to pricing, that could adversely affect our ability to achieve and maintain profitability.

         WE NEED  PURCHASERS  WITHIN THE MARKET FOR  TESTING  PRODUCTS TO ACCEPT
ORAL  TESTING   PRODUCTS  AS  AN  ALTERNATIVE  TO  TRADITIONAL   BLOOD-BASED  OR
URINE-BASED TESTING.

         We have made significant progress in gaining acceptance of oral testing for HIV in the insurance and public health markets. We also anticipate that oral testing for drugs of abuse will be accepted to some degree in employment testing. Other markets, particularly the physician market, may resist the adoption of oral testing as a replacement for other testing methods in use today. Any failure to achieve broader market acceptance of our products will limit our potential sales growth.

         WE FACE EXTENSIVE GOVERNMENT REGULATION THAT MAY LIMIT OUR ABILITY TO DEVELOP NEW PRODUCTS OR NEW USES FOR EXISTING PRODUCTS AND MAY AFFECT THE COSTS INVOLVED IN CONDUCTING OUR OPERATIONS.

         Human therapeutic and diagnostic products such as ours are subject to government regulation, including pre-marketing approval by the United States Food and Drug Administration (FDA) and comparable agencies in foreign counties. The process of obtaining these approvals varies according to the nature and use of the product and can involve lengthy and detailed laboratory and clinical testing, sampling activities and other costly and time-consuming procedures. Approval, if it can be obtained, may take several years. In addition, we are subject to ongoing oversight by the FDA. Compliance with relevant regulations and other requirements can be costly and time-consuming, and we may not be able economically, if at all, to comply with applicable requirements or obtain necessary approvals. Regulatory agencies may at any time impose additional regulations on us that are costly to comply with and disruptive to our operations.


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


         IF WE DO NOT COMPLY WITH GOVERNMENT REGULATIONS, WE COULD BE FORCED TO STOP MANUFACTURING OUR PRODUCTS.

         We are permitted to manufacture and sell the OraSure device and other regulated products, both in the U.S. and in some cases abroad, only if we comply with regulations of government agencies such as the FDA. We have implemented quality assurance and other systems that are intended to comply with applicable regulations. The FDA has issued warning letters to us stating that we are not in compliance with applicable Quality System Regulations, although no further action has been taken. We have attempted to address concerns raised by the FDA by improving and implementing new manufacturing and control procedures. In 1999, we hired an individual to serve as Vice President of Regulatory Affairs and Quality Assurance. Although we believe that we have satisfactorily addressed the points raised by the FDA, the FDA could force the company to stop manufacturing products if the FDA concludes that we are out of compliance with applicable regulations. In addition, until the FDA agrees that we have resolved all points raised in the warning letters, we may not be able to obtain regulatory clearance certificates needed in certain foreign countries.

         OUR BUSINESS COULD BE AFFECTED BY CHANGES IN FEDERAL OR STATE LAW OR REGULATIONS.

         Changes in government regulations could require us to undergo additional trials or procedures and change our manufacturing process or that of our partners, and could make it impractical or impossible for us to market our products for certain uses or for sale in certain markets. Other changes in government regulations, such as the adoption of the FDA's Quality System Regulations, may not affect our products directly but may nonetheless adversely affect our ability to achieve and maintain profitable operations by requiring that we incur significant expenses changing or implementing new manufacturing and control procedures.

         THIS AND OTHER OFFERINGS MAY ADVERSELY AFFECT THE MARKET PRICE FOR OUR COMMON STOCK.

         The number of shares of our common stock covered by this prospectus and other currently effective registration statements covering the sale of shares issuable upon exercise of outstanding warrants is approximately 2,537,307 shares, representing approximately 17.8 percent of the total stock outstanding as of December 31, 1999. There are no significant restrictions on the sale of these shares. If holders of outstanding warrants were to offer a large number of shares simultaneously or at approximately the same time, the market price of our common stock would likely decline.

         WE ARE DEPENDENT ON OUR KEY PERSONNEL.

         We depend to a large extent on the abilities and continued participation of our executive officers and scientific personnel. The loss of key personnel could adversely affect our business. Competition for management and scientific staff in the medical products field is intense. We may experience difficulties attracting and retaining personnel with sufficient experience and expertise to satisfy our needs.

         OUR PATENTS AND PROPRIETARY INFORMATION MAY NOT STOP COMPETITORS.

         We have obtained certain patents, have or may in the future acquire license rights under other patents, and have filed and may file in the future other patent applications. Patents that we have applied for may not be obtained, and patents are always subject to challenge. Patents that we obtain may not result in any material advantage over competitors because competitors may be able to produce products competing with a patented product without infringing on our patent rights. Even if we have a patent that we believe is infringed, the cost of enforcing our patent rights in court would be high. If we need to defend ourselves against infringement charges by other patent holders, the defense would likely be expensive and interfere with our operations. We intend to obtain patent protection in only a limited number of foreign countries. The requirements for a patent and degree of protection afforded by a patent in foreign countries may differ from those in the United States.

         Trade secrets and confidential know-how are important to our scientific and commercial success. Although we seek to protect proprietary information through confidentiality agreements and appropriate contractual provisions, others may develop independently our confidential information or gain access to our proprietary information. We engage a Scientific Advisory Board for our business, and the work of members of the board in their respective university laboratories entails contact with persons outside the company that could result in some of our proprietary information becoming available to others.

         WE FACE RISKS RELATING TO PRODUCT LIABILITY AND PRODUCT RECALLS.

         We could be subject to claims for personal injuries or other damages resulting from our products or services, or product recalls. In particular, we face litigation risk in the event of false positive or false negative results resulting from our oral testing products. A successful claim or series of claims or a recall of our products could severely damage our financial position. We carry liability insurance against the negligent acts of our employees and a general liability insurance policy that includes coverage for product liability. The insurance is expensive, may not be available in the future on acceptable terms, if at all, and may not adequately protect us against all such liabilities. In addition, we may require increased product liability coverage as new products are commercially developed.

         OUR SHARE PRICE IS VOLATILE AND WE DO NOT PAY DIVIDENDS ON OUR COMMON STOCK.

         The market prices for our stock, and for the securities of medical technology companies in general, historically have been volatile. Factors such as announcements of technological innovations or new commercial products, changes in governmental regulation, or developments with respect to patent or proprietary rights may affect our stock and the stocks in our market sector. In addition, market conditions in general may have a significant impact on the market price for our stock. As a result, it may be difficult for you to plan for sales of our stock or sell your stock at a desired time or price. We have not paid cash dividends on our common stock to date, and we do not anticipate paying cash dividends in the foreseeable future.

         ANTI-TAKEOVER CONSIDERATIONS COULD MAKE AN ACQUISITION BY A THIRD-PARTY DIFFICULT, LIMITING THE ABILITY OF SHAREHOLDERS TO OBTAIN A PREMIUM FOR THEIR STOCK AS A RESULT OF A CHANGE IN CONTROL.

         Oregon corporate law contains provisions that could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of the company without the approval of our board of directors. Our articles of incorporation contain provisions designed to prevent sudden changes in the composition of the board of directors, and we have adopted a Rights Agreement which could have the effect of discouraging the sale of the company or bids for the common stock. Also, many stock options under our Stock Award Plan will vest in full immediately in the event of a change in control of the company or similar event. All of these considerations may discourage tender offers or other bids for our common stock and make it more difficult for you to obtain a premium for the sale of your shares in connection with a change in control of the company.


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


                              SELLING SHAREHOLDERS

         The common stock being offered in this prospectus is issuable upon exercise of outstanding warrants originally sold in 1991. The warrants were originally sold to investors in a sale of securities exempt from registration under Regulation S of the Securities Act of 1933. The common stock was, or will be, issued to the selling shareholders upon exercise of the warrants, in a transaction exempt from registration under Regulation S. In accordance with Rule 416 under the Securities Act, this prospectus also covers an undetermined number of additional shares as may become issuable as a result of adjustments in the exercise price of the warrants to prevent dilution. We will not receive any proceeds from the sale of shares of common stock by the selling shareholders, other than the exercise price for the warrants which is $5.913 per share.

         The following table sets forth information as of December 31, 1999, relating to the beneficial ownership of our common stock by each selling shareholder. The number and percentages of shares beneficially owned are based on 14,261,887 shares outstanding at December 31, 1999, and have been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. Under this rule, beneficial ownership includes any shares as to which a person has sole or shared voting or dispositive power or may, within 60 days of December 31, 1999, acquire such power. The information in the table below was supplied by representatives of the selling shareholders and is believed to be accurate, although we have no way of confirming the information.

================================================================================
                                  COMMON STOCK     COMMON STOCK    COMMON STOCK
  SELLING SHAREHOLDERS            OWNED PRIOR TO      OFFERED      OWNED AFTER
                                    OFFERING                     OFFERING (1)(2)
================================================================================
Emerge Capital (3)                   123,000         75,000          48,000

Samisa Investment Corp. (4)          278,650         29,900         248,750

Vitali Maritime Corporation (5)      104,385         10,450          93,935

Courcoux Bouvet(6)                    26,275          6,275          20,000

Pluvalca Management (7)               14,800          9,300           5,500

Marpesagio Cie a Naviera (8)          11,650          4,650           7,000

Trackway Limited (9)                  43,016          3,850          39,166

Taragona Limited (9)                  43,016          3,850          39,166

Credit Lyonnais Suisse SA (10)        38,000          3,000          35,000

Camforin Limited (11)                 41,518          2,350          39,168

Mizebourne Investment Corp. (12)      49,675          3,425          46,250

Savill Ltd. (13)                      34,300            300          34,000

Banque CPR                               400            400               -

Banque Monod (14)                          -            400               -

Brown Brothers Harriman (14)               -            500               -

Schroder Investments (14)                  -          5,000               -

Societe Generale Securities (14)           -            500               -
================================================================================


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


(1) Assumes the sale of allsecurities listed in the "Common Stock Offered" column. Also assumes that none of the Selling Shareholders sell securities not listed in such column or purchase additional securities.

(2) Except as otherwise noted, no selling shareholder will beneficially own greater than 1 percent of the outstanding common stock following completion of this offering.

(3) Includes 48,000 shares of common stock issuable upon exercise of other warrants originally purchased in July 1993 ("July 1993 Warrants").

(4) Includes 146,750 shares issuable upon exercise of other warrants originally purchased in 1992 ("1992 Warrants"), 64,500 shares issuable upon exercise of July 1993 Warrants, and 37,500 shares issuable upon exercise of other warrants originally purchased in June 1993 ("June 1993 Warrants"). Samisa Investment Corp. will beneficially own 1.7 percent of our outstanding common stock following completion of this offering.

(5) Includes 18,935 shares of common stock, 67,500 shares issuable upon exercise of 1992 Warrants, and 7,500 shares issuable upon exercise of July 1993 Warrants.

(6)      Includes 20,000 shares of common stock.

(7)      Includes  5,500 shares of common stock  issuable  upon exercise of 1992
         Warrants.

(8)      Includes  7,000 shares of common stock  issuable  upon exercise of 1992
         Warrants.

(9) Includes 7,500 shares of common stock issuable upon exercise of 1992 Warrants, 17,499 shares issuable upon exercise of July 1993 Warrants, and 14,167 shares issuable upon exercise of June 1993 Warrants.

(10) Includes 35,000 shares of common stock issuable upon exercise of July 1993 Warrants owned by an affiliated entity.

(11) Includes 7,500 shares of common stock issuable upon exercise of 1992 Warrants, 17,502 shares issuable upon exercise of July 1993 Warrants, and 14,166 shares issuable upon exercise of June 1993 Warrants.

(12) Includes 1,250 shares of common stock, 37,500 shares issuable upon exercise of 1992 Warrants, and 7,500 shares issuable upon exercise of July 1993 Warrants.

(13) Includes 34,000 shares of common stock issuable upon exercise of 1992 Warrants.

(14) Each of the listed entities has been issued the listed warrants in its name but the warrant certificates are unaccounted for or missing. The listed holders are likely nominees for warrant holders that are not currently known to us. We intend to supplement this prospectus with appropriate beneficial owners if warrants held by these nominees are exercised.

                              PLAN OF DISTRIBUTION

         The shares of common stock being offered pursuant to this prospectus will be issued upon exercise of outstanding warrants and may be sold from time to time by the selling shareholders, or by pledgees, donees, transferees, or other successors in interest. The shares may be sold on The Nasdaq Stock Market or otherwise at prices and at terms then prevailing or in negotiated transactions. The shares may be sold by one or more of the following:

         (a) a block trade in which the broker or dealer effecting the trade will attempt to sell the securities as agent but may purchase and resell a portion of the block as principal to facilitate the transaction;

         (b) a purchase by a dealer as principal and resale by the dealer for its account; and

         (c) in ordinary brokerage transactions and transactions in which the broker solicits purchasers, which may include put or call option transactions, short sales or other methods of sale.

Brokers or dealers may receive commissions or discounts in amounts to be negotiated prior to the sale. Brokerage commissions and similar selling expenses will be borne by the selling shareholders.

         The selling shareholders and any broker-dealers that act in connection with the sale of shares may be deemed "underwriters" within the meaning of
Section 2(11) of the Securities Act of 1933 and any commissions received by such broker-dealers and any profit on the resale of shares sold by them while acting as principals might be deemed underwriting discounts or commissions under the Securities Act. The selling shareholders have been informed that they will be required to deliver a prospectus in connection with sales of shares. Selling shareholders may also resell any portion of their shares in open market transactions in reliance upon and in compliance with Rule 144 once the requirements of the rule have been met.

         Each selling shareholder and any person participating in a distribution will be subject to the Securities Exchange Act of 1934, which may limit the timing of purchases and sales of shares and the ability of participants to engage in certain market activities.

         We have agreed to indemnify the selling shareholders against certain liabilities in connection with the distribution of the securities offered in this prospectus, including liabilities under the Securities Act of 1933. Under agreements that may be entered into by a selling shareholder, dealers who participate in the distribution of shares may be entitled to indemnification by the selling shareholder against certain liabilities, including liabilities under the Securities Act.

                       WHERE YOU CAN FIND MORE INFORMATION

         This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission. This prospectus does not contain all of the information that can be found in the registration statement. Please see the registration statement for additional information about us.

         We file annual, quarterly and current reports, proxy statements, and other information with the SEC. You may read and copy any reports, registration statements, and other information we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-732-0330. Our SEC filings are also available to the public on the SEC internet site at http://www.sec.gov.

         The SEC allows us to "incorporate by reference" into this prospectus certain information contained in our publicly-filed documents. This means that important information is disclosed to you by referring you to those documents. The information that is incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information in this prospectus and in other documents.

         We incorporate by reference the documents listed below:

         (1)  Our Annual  Report on Form 10-K for the year ended  September  30,
              1999;

         (2)  Our current report on Form 8-K dated October 1, 1999; and

         (3)  Our  description of our common stock which is contained in Exhibit
              99.1 to our Current Report on Form 8-K dated December 24, 1997.

         In addition, all documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus will also be incorporated by reference.

         You may request free copies of all of these filings (excluding exhibits) by writing or telephoning us. You should direct requests to Andrew S. Goldstein, Secretary, Epitope, Inc., 8505 S.W. Creekside Place, Beaverton, Oregon 97008; telephone - (503) 641-6115.

                                  LEGAL MATTERS

         The validity of the shares of common stock offered in this prospectus has been passed upon by Miller Nash LLP, Portland, Oregon.

                                     EXPERTS

         The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended September 30, 1999, have been so incorporated in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given upon the authority of said firm as experts in auditing and accounting.